Filer: Sprott Asset Management LP

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Silver Bullion Trust

Commission File No. 132-02793

Date: April 23, 2015

SPROTT TO MAKE BID FOR GOLD AND SILVER TRUSTS
BNN’s “BUSINESS DAY AM”
(VIDEO TRANSCRIPT)
BNN HEADLINE:
Sprott to make bid for gold and silver trusts
Thursday, April 23, 2015 9:15 AM Eastern Daylight Time
PARTICIPANTS:
—	JOHN WILSON, SPROTT ASSET MANAGEMENT LP, CHIEF EXECUTIVE OFFICER
—	FRANCES HORODELSKI, ANCHOR OF BNN’s “BUSINESS DAY AM”
FRANCES HORODELSKI: Our top line this morning; takeover news in the precious metal sector. Sprott Asset Management is launching a take-over bid for Central GoldTrust and Central Silver Bullion Trust – the total value US$898 million. Joining us in the studio is John Wilson, he is the CEO of Sprott Asset Management. Good morning, John. Let’s start off with these two trust.  Give us a little background on them and Sprott has two of their own trusts so let’s talk about the Central Trust first.  What are you buying?
[Text appearing on screen: “JOHN WILSON, CEO & CO-CHIEF INVESTMENT OFFICER, SPROTT ASSET MANAGEMENT”]
JOHN WILSON: Well, these trusts have been out there for a while and for a long time consistently have traded below what we call their net asset value or their intrinsic value. These units are meant to reflect the underlying value of the precious metals that they own and there has actually been a process underway for the last couple of months with some of the major unitholders agitating for change and that process is still underway. And through that process some of those unitholders reached out to us and thought we might offer a better solution and in fact our units have been held up as sort of the gold standard of how you  should run these types of vehicles and so we thought the time was right for us to fix the problem that these unitholders have and let them get into a product that is managed properly, that does reflect the intrinsic value of the units that they are supposed to hold and then we’ll have greater liquidity. It will be easier to trade.
[Text appearing on screen: “SPROTT LAUNCHING TAKEOVER BID FOR GOLD & SILVER TRUSTS”]
[Text appearing on screen: “SPROTT PLANS BID: Poised to offer Sprott Physical Gold Trust Units & Sprott Physical Silver Trust units for Central Gold Trust & Silver Bullion Trust units respectively – Deals worth about US$898 million”]
FRANCES HORODELSKI: Let’s talk about the mechanics. So, somebody who owns either of these two trusts both listed in Toronto and the US – they are going to take their paper and get your paper back. Is that the first step?
JOHN WILSON: That’s right, our paper, our units as well have physical precious metals that back up the unit; they are stored at the Canadian mint. The differences are that our units trade…
FRANCES HORODELSKI: At par?
JOHN WILSON: …much closer to the value. And that we have the ability if you want to redeem into the physical metal.

FRANCES HORODELSKI: Ultimately what do you need to get access to it all…there is probably some voting levels you have to get through.
[Text appearing on screen: “BIDS FOR SILVER BULLION TRUST AND CENTRAL GOLDTRUST TOTAL US$898M”]
JOHN WILSON: For the exchange…as I mentioned there’s processes going on between the existing management of these two trusts and Polar, which is one of the unitholders that is running the process to try and get some change. We think that the unitholders are right that they shouldn’t trade at these kind of discounts, but depending on how that process goes we hope either one would support what we are offering which is obviously in the benefit of unitholders, but clearly unitholders are going to have the opportunity to choose.
[Graphics appearing on screen: Charts titled “CENTRAL GOLDTRUST (GTU.UN-T)]
FRANCES HORODELSKI: And have you heard from some of these unitholders? I know Polar Securities is one but there is a number of them that own 5 or 10% of these trusts.
[Graphics appearing on screen: Charts titled “SILVER BULLION TRUST (SBT.UN-T)]
JOHN WILSON: Well, actually the largest unitholder is in our press release this morning and they are very supportive of this transaction. It meets all of their needs and it’s a better solution.
FRANCES HORODELSKI: Is Central Fund or the manager of these two trusts on side?
[Text appearing on screen: “WILSON: CENTRAL GOLD & SILVER BULLION TRUSTS HAVE BEEN ‘POORLY MANAGED’”]
JOHN WILSON: Well, we certainly hope they’ll be. If they are interested in the best interest of their unitholders and this is a great solution and we would expect that they would recommend it to their unitholders and we would complete the transaction.
FRANCES HORODELSKI: And what is in it for Sprott?
[Text appearing on screen: “SPROTT LAUNCHING TAKEOVER BID FOR GOLD & SILVER TRUSTS”]
JOHN WILSON: Well, it’s important business to us. So we have the two vehicles that we run are over two and a half times bigger than these ones. So we’re out in the marketplace all the time building demand and awareness for these types of products – that’s why our products trade so close to NAV. If this transaction was completed, our products would be even bigger. It does a couple nice things for our holders; number one, it increases liquidity – it is easier to trade in and out of…
FRANCES HORODELSKI: Although your two funds are pretty liquid.
JOHN WILSON: They are pretty liquid, but secondarily it would give us a bigger base to amortize costs over. So our MER would come down.
FRANCES HORODELSKI: Why has the two Central trusts – why have they had these redemption features which were so different than yours. They are at 90% redemption privilege, yours are at 100.
JOHN WILSON: You would have to ask them.

FRANCES HORODELSKI: Okay.
[Text appearing on screen: “JOHN WILSON, CEO & CO-CHIEF INVESTMENT OFFICER, SPROTT ASSET MANAGEMENT”]
JOHN WILSON: We think that we figured out the formula that’s why our products trade the way they do, that’s why people seem to prefer them. So, I have no idea why you would pick a different formula. You would have to ask them.
FRANCES HORODELSKI: Okay. Also, there is going to be a fee boost to Sprott in its entirety. I mean you are getting another billion dollars. What are the fee structures of your current trusts in terms of, if somebody wants to do the calculation, in terms of incremental revenue to Sprott?
[Text appearing on screen: “SPROTT LAUNCHING TAKEOVER BID FOR GOLD & SILVER TRUSTS”]
JOHN WILSON: Well the different trusts have different fees so we get a little more complicated. You would have to go look at the documents, but I think it’s fair to say that we invest a substantial portion of our management fee in promoting the trusts. That’s a big difference between what we do and what we feel has been done in these other trusts, so we have regularly got roadshows running across the US and Canada. We engage with different media outlets and investor relations outlets to build awareness and demand for our products which is why they trade as much as they do and why they stay so close to intrinsic value.
FRANCES HORODELSKI: And finally, in the back of my mind I have this sense that Sprott Asset Management has been shifting some of their interests away from the resources area, away from mining etc. into a more diversified approach. How is that going? Are there opportunities that we might see on that front?
JOHN WILSON: Absolutely. You know, we basically have two great businesses, so we built up a fairly large diversified business, businesses that are not necessarily related to resources. In fact, in our fund products, 75% of our assets are not resource funds. But you know the physical precious metals franchise is incredibly important to us. We’ve launched a gold miners ETF in the United States and more recently a junior gold miners ETF; they have both done extraordinarily well so it’s not like we are leaving our resources roots. It’s an important franchise and we think we can add a lot of value there but we are doing really well on the…
FRANCES HORODELSKI: But are there opportunities on the other side that you’ve seen, that you are looking around for?
JOHN WILSON: Yeah, we’ve been adding portfolio managers I think over the course of this year you will see us continue to add new strategies and new managers in that space and continue to broaden out to other types of solutions.
FRANCES HORODELSKI: And new assets as well?
JOHN WILSON: Yeah, absolutely.
FRANCES HORODELSKI: Okay, thank you very much.
JOHN WILSON: Thanks for having me.

FRANCES HORODELSKI: John Wilson. CEO and co-CIO at Sprott Asset Management.
[End]

IMPORTANT NOTICE

Sprott intends to formally commence the Exchange Offers as soon as practicable. Full details of each Exchange Offer, and its related consent solicitation, will be set out in a takeover bid circular and accompanying offer documents (collectively, the “Exchange Offer Documents”), which Sprott expects to file with the Canadian securities regulatory authorities. In connection with each Exchange Offer, the applicable Sprott Physical Trust expects to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-10 (each a “Registration Statement”), which will contain a prospectus relating to the applicable Exchange Offer (each a “Prospectus”), Sprott and Sprott Physical Gold Trust will also file a tender offer statement on Schedule TO (the “Schedule TO”) with respect to the GTU Exchange Offer. This news release is not a substitute for the Exchange Offer Documents, the Prospectuses, the Registration Statements or the Schedule TO.

This news release does not constitute an offer to buy or the solicitation of an offer to sell any of the securities of GTU, SBT, Sprott Physical Gold Trust or Sprott Physical Silver Trust. The securities registered pursuant to a Registration Statement are not offered for sale in any jurisdiction in which such offer or sale is not permitted.

Cautionary Statement Regarding Forward Looking Information

This material contains “forward-looking statements” and “forward-looking information” (collectively, “forward-looking information”) within the meaning of applicable Canadian and United States securities legislation. Forward-looking information includes information that relates to, among other things, the intentions of Sprott and the Sprott Physical Trusts and future financial and operating performance and prospects, statements with respect to the anticipated timing, mechanics, successful completion and settlement of the Exchange Offers, the value of the units of Sprott Physical Gold Trust and Sprott Physical Silver Trust received as consideration under the GTU Exchange Offer and the SBT Exchange Offer, respectively, reasons to accept the Exchange Offers, the purposes of the Exchange Offers and the potential addition of coin delivery to the Sprott Physical Trusts.

Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by us at the date the forward-looking information is provided, are inherently subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information. The material factors or assumptions that Sprott and the Sprott Physical Trusts identified and applied in drawing conclusions or making forecasts or projections set out in the forward-looking information include, but are not limited to, the execution of business and growth strategies, including the success of investments and initiatives; no significant and continuing adverse changes in general economic conditions or conditions in the financial markets; the acquisition of all of the issued and outstanding units of, or substantially all of the assets and liabilities of, GTU and SBT; that all required regulatory approvals for the Exchange Offers will be obtained and all other conditions to completion of the Exchange Offers will be satisfied or waived. The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to the risks discussed under the heading "Risk Factors" in each of the Sprott Physical Trusts’ most recent annual information form and other documents filed with Canadian and U.S. securities regulatory authorities. Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, the reader should not place undue reliance on forward-looking information. Neither Sprott nor either Sprott Physical Trust assumes any obligation to update or revise any forward-looking information after the date of this news release or to explain any material difference between subsequent actual events and any forward-looking  information, except as required by applicable law.